Issuer Free Writing Prospectus dated June 24, 2015

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 22, 2015 and

Registration Statements Nos. 333-203317 and 333-205213

BIOPHARMX CORPORATION

Update and Supplement to Preliminary Prospectus

Dated June 22, 2015

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, dated June 22, 2015 (the “Preliminary Prospectus”), included in the fifth amendment to the Registration Statement on Form S-1 (File No. 333-203317) of BioPharmX Corporation (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on June 22, 2015 (“Amendment No. 5”), relating to the public offering of shares of common stock described in the Registration Statement. A copy of the most recent Preliminary Prospectus included in Amendment No. 5 can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1504167/000104746915005611/0001047469-15-005611-index.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below. As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” are used in the manner described in the Preliminary Prospectus.

3,636,364 shares

BioPharmX Corporation

Common Stock

Common stock offered by us	3,636,364 shares.

Common stock to be sold by us to KIP in the KIP private placement

Pursuant to a subscription agreement dated October 24, 2014, Korea Investment Partners Overseas Expansion Platform Fund, or KIP, will purchase 1,081,081 shares for an aggregate purchase price of $2.0 million at a price of $1.85 per share in a private placement that will close within 15 business days of this offering. In addition, upon the closing of the private placement, 193,333 shares of our common stock granted to KIP in consideration for Ping Wang’s services as a director on our board of directors will immediately vest and be issued to KIP.

Common stock to be outstanding after this offering and the KIP private placement

21,516,470 shares, based on 16,605,692 shares of our common stock outstanding as of April 30, 2015 and excluding: (i) 2,752,961 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2015 with a weighted-average exercise price of $1.14 per share; (ii) 230,000 shares of common stock issuable upon the exercise of stock options granted after April 30, 2015, with a weighted-average exercise price of $3.25 per share; (iii) 2,321,009 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2015, with a weighted-average exercise price of $3.20 per share; (iv) 932,375 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan as of April 30, 2015; and (v) 109,091 shares of our common stock issuable upon exercise of warrants to be issued to the underwriters at an exercise price of $2.75.

Option to purchase additional shares	545,454 shares.

Public offering price	$2.75.

Underwriting discount	$0.1925.

Gross proceeds to the issuer before underwriting discount and expenses, and including the KIP private placement	Approximately $12.0 million (or $13.5 million if the underwriters exercise their option to purchase additional shares in full).

Net proceeds to the issuer after underwriting discount and expenses, and including the KIP private placement	Approximately $10.1 million (or $11.5 million if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We currently expect to use approximately $4.0 million of the net proceeds from the offering and the KIP private placement for research and development expenses associated with the development of our product candidates and research and development pipeline, along with approximately $3.0 million for marketing and advertising expense to build awareness and sell through volume at drug stores and supplement stores for VI2OLET, with the balance primarily used to fund working capital, capital expenditures and other general corporate purposes, including strategic hires.

Dilution

As of April 30, 2015, our historical net tangible book value was approximately $(1.0) million, or $(0.08) per share of common stock. After giving effect to our sale in this offering of 3,636,364 shares of our common stock at an offering price of $2.75 per share, and the sale of 1,081,081 shares of our common stock, and vesting and issuance of 193,333 shares of our common stock, in the KIP private placement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 30, 2015 would have been approximately $9.7 million, or $0.45 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $0.47 per share to our existing stockholders and an immediate dilution of $2.30 per share to investors purchasing shares in this offering.

NYSE MKT symbol	“BPMX”.

Underwriters’ warrants to purchase Common Stock

We have agreed to issue to the underwriters warrants to purchase 109,091 shares of our common stock at an exercise price of $2.75 per share (or 125,455 shares if the underwriters exercise their option to purchase additional shares in full).

Pricing date	June 24, 2015.

Closing date	June 30, 2015.

Underwriters	CRT Capital Group LLC, Feltl and Company, Inc. and Newbridge Securities Corporation.

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: CRT Capital Group LLC, c/o Kirk Crecco, 262 Harbor Drive, Stamford, CT 06902, or by telephone at (203) 548-8008.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.